VIA SEDAR

March 7, 2008

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
Nunavut Registrar Securities
Yukon Registrar of Securities
Northwest Territories Registrar of Securities

Dear Sirs,

Re:

Harvest Energy Trust
Annual & Special Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Harvest Energy Trust:

Issuer:	Harvest Energy Trust
Meeting Type:	Annual & Special Meeting
ISIN – Trust Units:	CA4 752X 0 5
Meeting Date:	May 20, 2008
Record Date of Notice:	March 3 , 2008
Record Date of Voting:	March 3 , 2008
Beneficial Ownership Determination Date:	March 3 , 2008
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 – 0 regarding Shareholder Communication, in our capacity as the agent for Harvest Energy Trust.

Yours truly,

"Signed"
June Lam
Officer, Income Trusts

cc:

Harvest Energy Trust
Attn: Cindy Gray